UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Kamada Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 1.00 Per Share

(Title of Class of Securities)

M6240T109
(CUSIP Number)

FIMI 6 2016 Ltd. FIMI 7 2020 Ltd. Alon Towers 2, 94 Yigal Alon St., Tel-Aviv 6789141, Israel +(972)-3-565-2244

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 23, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M6240T109	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS
FIMI Opportunity Fund 6, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
4,421,909

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
4,421,909

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,421,909

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.86%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*          The calculations are based on a total of 44,832,843 Ordinary Shares outstanding, as of March 15, 2023, as reported by Kamada Ltd. in its Annual Report on Form 20-F, filed with the Commission on March 15, 2023.

CUSIP No. M6240T109	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS
FIMI Israel Opportunity Fund 6, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
5,030,799

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
5,030,799

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,030,799

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.22%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*          The calculations are based on a total of 44,832,843 Ordinary Shares outstanding, as of March 15, 2023, as reported by Kamada Ltd. in its Annual Report on Form 20-F, filed with the Commission on March 15, 2023.

CUSIP No. M6240T109	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS
FIMI 6 2016 Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
9,452,708

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
9,452,708

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,452,708

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.08%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*          The calculations are based on a total of 44,832,843 Ordinary Shares outstanding, as of March 15, 2023, as reported by Kamada Ltd. in its Annual Report on Form 20-F, filed with the Commission on March 15, 2023.

CUSIP No. M6240T109	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS
Or Adiv Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
9,452,708

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
9,452,708

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,452,708

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.08%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*          The calculations are based on a total of 44,832,843 Ordinary Shares outstanding, as of March 15, 2023, as reported by Kamada Ltd. in its Annual Report on Form 20-F, filed with the Commission on March 15, 2023.

CUSIP No. M6240T109	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS
FIMI Opportunity 7, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*          Does not include the 12,631,579 newly issued Ordinary Shares expected to be issued to the Reporting Persons upon consummation of the transactions set forth in the Share Purchase Agreement.

CUSIP No. M6240T109	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS
FIMI Israel Opportunity 7, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*          Does not include the 12,631,579 newly issued Ordinary Shares expected to be issued to the Reporting Persons upon consummation of the transactions set forth in the Share Purchase Agreement.

CUSIP No. M6240T109	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS
FIMI 7 2020 Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*          Does not include the 12,631,579 newly issued Ordinary Shares expected to be issued to the Reporting Persons upon consummation of the transactions set forth in the Share Purchase Agreement.

CUSIP No. M6240T109	Page 9 of 13 Pages

1	NAMES OF REPORTING PERSONS
O.D.N Seven Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*          Does not include the 12,631,579 newly issued Ordinary Shares expected to be issued to the Reporting Persons upon consummation of the transactions set forth in the Share Purchase Agreement.

CUSIP No. M6240T109	Page 10 of 13 Pages

1	NAMES OF REPORTING PERSONS
Ishay Davidi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
9,452,708

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
9,452,708

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,452,708

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.08%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*          The calculations are based on a total of 44,832,843 Ordinary Shares outstanding, as of March 15, 2023, as reported by Kamada Ltd. in its Annual Report on Form 20-F, filed with the Commission on March 15, 2023, and does not include the 12,631,579 newly issued Ordinary Shares expected to be issued to the Reporting Persons upon consummation of the transactions set forth in the Share Purchase Agreement.

The undersigned, FIMI Opportunity Fund 6, L.P. (“FIMI Opportunity 6”), FIMI Israel Opportunity Fund 6, Limited Partnership (“FIMI Israel Opportunity 6 ”), FIMI 6 2016 Ltd. (“FIMI 6”), Or Adiv Ltd. (“Or Adiv”), FIMI Opportunity 7, L.P. (“FIMI Opportunity 7”), FIMI Israel Opportunity 7, Limited Partnership (“FIMI Israel Opportunity 7 ”), FIMI 7 2020 Ltd. (“FIMI 7”), O.D.N Seven Investments Ltd. (“O.D.N”), and Ishay Davidi (together, the “Reporting Persons”) hereby file this Amendment No. 3 to Schedule 13D (the “Amendment”), which amends the Schedule 13D filed by the Reporting Persons on November 27, 2019, the Amendment No. 1 to Schedule 13D filed by the Reporting Persons on January 21, 2020 and the Amendment No. 2 to Schedule 13D filed by the Reporting Persons on May 20, 2020, with respect to the Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Kamada Ltd., an Israeli company (“Kamada”).  The Amendment amends and supplements Items 3, 4, 5, 6 and 7 of the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

On May 23, 2023, FIMI Opportunity 7 and FIMI Israel Opportunity 7 (collectively, the “FIMI 7 Funds”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Kamada, pursuant to which Kamada agreed to issue and sell, and the FIMI 7 Funds agreed to purchase, as aggregate of 12,631,579 newly issued Ordinary Shares for a purchase price of $4.75 per Ordinary Share, or $60,000,000 in the aggregate, of which FIMI Opportunity 7 will purchase 4,911,158 Ordinary Shares and FIMI Israel Opportunity 7 will purchase 7,720,421 Ordinary Shares. The source of funding for the purchase of the Ordinary Shares pursuant to the Share Purchase Agreement is the capital of the FIMI 7 Funds.

The consummation of the transactions contemplated by the Share Purchase Agreement are subject to customary closing conditions, including approval of Kamada’s shareholders.

The foregoing summary of the Share Purchase Agreement is qualified in its entirety by reference to the full text of the Share Purchase Agreement included as Exhibit 2 hereto and is incorporated herein by reference. The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

Item 4.	Purpose of Transaction

The information set forth in Items 3, 5 and 6 is incorporated herein by reference.

Each of the Reporting Persons intends to continuously review its investment in Kamada, and may in the future determine, either alone or as part of a group (i) to acquire additional securities of Kamada, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of Kamada owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) – (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.

Item 5.	Interest in Securities of the Issuer

(a)          The calculations included herein are based on a total of 44,832,843 Ordinary Shares outstanding, as of March 15, 2023, as reported by Kamada in its Annual Report on Form 20-F, filed with the Commission on March 15, 2023, and does not include the 12,631,579 newly issued Ordinary Shares expected to be issued to the Reporting Persons upon consummation of the transactions set forth in the Share Purchase Agreement.

As of May 23, 2023, FIMI Opportunity 6 directly beneficially owns 4,421,909 Ordinary Shares, representing approximately 9.86% of the Ordinary Shares.

As of May 23, 2023, FIMI Israel Opportunity 6 directly beneficially owns 5,030,799 Ordinary Shares, representing approximately 11.22% of the Ordinary Shares.

Page 11 of  13 Pages

(b)          As of May 23, 2023, FIMI Opportunity 6 shares the power to vote and dispose of, the 4,421,909 Ordinary Shares it directly beneficially owned.

As of May 23, 2023, FIMI Israel Opportunity 6 shares the power to vote and dispose of, the 5,030,799 Ordinary Shares it directly beneficially owned.

As of May 23, 2023, FIMI 6, Or Adiv and Ishay Davidi share the power to vote and dispose of, the 9,452,708 Ordinary Shares directly beneficially owned by FIMI Opportunity 6 and FIMI Israel Opportunity 6.

Upon consummation of the transaction set forth in the Share Purchase Agreement, the Reporting Persons are expected to share the power to vote and dispose of 22,084,287 Ordinary Shares, including the 12,631,579 Ordinary Shares which are expected to be issued to FIMI Opportunity 7 and FIMI Israel Opportunity 7 upon consummation of the transactions set forth in the Share Purchase Agreement, which in the aggregate is expected to represent approximately 38.43% of the Ordinary Shares issued and outstanding following such issuances.

(c)          Except as previously described in Item 4 above, no transactions in the Ordinary Shares have been effected by the Reporting Persons during the past 60 days.

(d)          None.

(e)          N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 23, 2023, the FIMI 7 Funds entered into the Share Purchase Agreement with Kamada, pursuant to which Kamada agreed to issue and sell, and the FIMI 7 Funds agreed to purchase, as aggregate of 12,631,579 newly issued Ordinary Shares for a purchase price of $4.75 per Ordinary Share, or $60,000,000 in the aggregate, of which FIMI Opportunity 7 will purchase 4,911,158 Ordinary Shares and FIMI Israel Opportunity 7 will purchase 7,720,421 Ordinary Shares. The consummation of the transactions contemplated by the Share Purchase Agreement are subject to customary closing conditions, including approval of Kamada’s shareholders.

In connection with the Share Purchase Agreement, the FIMI 6 Funds, the FIMI 7 Funds and Kamada entered into an Amended and Restated Registration Rights Agreement, dated May 23, 2023 (the “Registration Rights Agreement”), which amends and restates the Registration Rights Agreement, dated January 20, 2020, between Kamada and the FIMI 6 Funds, and provides the FIMI 6 Funds and the FIMI 7 Funds with customary registration rights with respect to the Ordinary Shares beneficially owned by the FIMI 6 Funds and the FIMI 7 Funds.

The foregoing summaries of each of the Share Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Share Purchase Agreement and the Registration Rights Agreement included as Exhibits 2 and 3 hereto and are incorporated herein by reference. The information set forth in Items 3, 4 and 5 is incorporated herein by reference.

Chair and Directors. Lilach Asher Topilsky, a Senior Partner in the FIMI Opportunity Funds, serves as the Chair of Kamada’s Board of Directors, Ishay Davidi, the Founder and the Chief Executive Officer of the FIMI Opportunity Funds and a Reporting Person, serves as a director of Kamada, and Uri Botzer, a Junior Partner in the FIMI Opportunity Funds, serves as a director of Kamada.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated May 24, 2023
Exhibit 2
Share Purchase Agreement, dated as of May 23, 2023, by and among Kamada Ltd., FIMI Opportunity 7, L.P. and FIMI Israel Opportunity 7, Limited Partnership (filed as Exhibit 99.2 to Kamada Ltd.’s Form 6-K/A furnished with the Securities and Exchange Commission on May 24, 2023 and incorporated herein by reference).

Exhibit 3
Amended and Restated Registration Rights Agreement, dated as of May 23, 2023, by and among Kamada Ltd., FIMI Opportunity Fund 6, L.P., FIMI Israel Opportunity Fund 6, Limited Partnership, FIMI Opportunity 7, L.P. and FIMI Israel Opportunity 7, Limited Partnership (filed as Exhibit 99.3 to Kamada Ltd.’s Form 6-K/A furnished with the Securities and Exchange Commission on May 24, 2023 and incorporated herein by reference).

Page 12 of  13 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 24, 2023

FIMI Opportunity Fund 6, L.P.
By:	FIMI 6 2016 Ltd., managing director partner

By:	/s/ Ishay Davidi
Ishay Davidi
CEO

FIMI Israel Opportunity Fund 6, Limited Partnership
By:	FIMI 6 2016 Ltd., managing director partner

By:	/s/ Ishay Davidi
Ishay Davidi
CEO

FIMI 6 2016 Ltd.

By:	/s/ Ishay Davidi
Ishay Davidi
CEO

Or Adiv Ltd.

By:	/s/ Ishay Davidi
Ishay Davidi
CEO

FIMI Opportunity 7, L.P.
By:	FIMI 7 2020 Ltd., managing director partner

By:	/s/ Ishay Davidi
Ishay Davidi
CEO

FIMI Israel Opportunity 7, Limited Partnership
By:	FIMI 7 2020 Ltd., managing director partner

By:	/s/ Ishay Davidi
Ishay Davidi
CEO

FIMI 7 2020 Ltd.

By:	/s/ Ishay Davidi
Ishay Davidi
CEO

O.D.N Seven Investments Ltd.

By:	/s/ Ishay Davidi
Ishay Davidi
CEO

/s/ Ishay Davidi
Ishay Davidi

Page 13 of  13 Pages